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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              Dave & Busters, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    23833N104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Kurt Butenhoff
                           c/o Bear Stearns & Co. Inc.
                                 245 Park Avenue
                            New York, New York 10167
                                 (212) 272-6849
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 13, 1999
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                               SCHEDULE 13D

CUSIP NO. 23833N104                                           Page 2 of 9 Pages

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Mandarin, Inc.

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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [X]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS*                                                     WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                            Bahamas
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      NUMBER OF          7. SOLE VOTING POWER                        1,372,100
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                              0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                   1,372,100
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                         0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               1,372,100
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                             [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 10.6%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                             CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                               SCHEDULE 13D

CUSIP NO. 23833N104                                           Page 3 of 9 Pages

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Joseph Lewis

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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [X]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*                                         Not Applicable
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                     United Kingdom
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                                0
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                      1,372,100
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                           0
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                 1,372,100
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               1,372,100
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                             [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 10.6%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                             IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP NO. 23833N104                                           Page 4 of 9 Pages

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Jane Lewis

------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [X]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*                                         Not Applicable
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                     United Kingdom
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                                0
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                      1,372,100
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                           0
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                 1,372,100
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               1,372,100
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                             [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 10.6%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                             IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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Item 1.  Security and Issuer.

  (i) Name and Issuer: Dave & Busters, Inc. (hereinafter referred to as the "Company" or "Issuer").

  (ii) Address of the Principal Executive Offices of Issuer: 2481 Manna Drive, Dallas, Texas 75220.

  (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $0.01 par value per share (the "Common Stock").

Item 2.  Identity and Background.

         Mandarin, Inc. is a corporation organized under the laws of the Bahamas ("Mandarin") established as an investment vehicle. The shareholders and directors of Mandarin are Joseph Lewis and Jane Lewis. The business address of each of Mandarin, Joseph Lewis and Jane Lewis (the "Reporting Persons") is c/o Cay House, P.O. Box N7776, Lyford Cay, New Providence, Bahamas, United Kingdom. Mandarin was organized in the Bahamas. Joseph Lewis and Jane Lewis are permanent residents of the Bahamas and are citizens of the United Kingdom. The principal business of Mandarin is investments. The principal occupation of each of Joseph Lewis and Jane Lewis is private investments and serving as directors of Mandarin.

         During the last five years, neither Mandarin, Joseph Lewis or Jane Lewis (i) have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mandarin acquired 1,372,100 shares of Common Stock in open market purchases at various prices and in varying amounts between August 27, 1999 and December 16, 1999 for a total purchase price of $9,727,517. The source of funds used to acquire the Common Stock was working capital of Mandarin.

Item 4.  Purpose of Transaction.

         The Reporting Persons consider the shares of Common Stock of the Issuer acquired by them to be an attractive investment at the present time and, accordingly, subject to the conditions set forth below, currently intend to continue to purchase or sell Common Stock, as appropriate, through any of the Reporting Persons or otherwise, either in the open market or in privately negotiated transactions.

         The Reporting Persons' primary interest is to maximize the value of their investment in the Issuer. To this end, the Reporting Persons intend continually to review the Issuer's business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and other factors, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect


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to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may involve the purchase of additional shares of Common Stock, or alternatively, may involve the sale of all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions to one or more purchasers.

         Except as described above, none of the Reporting Persons has any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, as amended;

         (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Mandarin, Inc. beneficially owns 1,372,100 shares of Common Stock, which constitutes approximately 10.6% of the Company's outstanding shares of Common Stock. The percentage of shares of Common Stock reported beneficially owned is based upon 12,953,375 outstanding as of December 9, 1999 as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 1999, as filed with the Securities and Exchange Commission. Mandarin, Inc. has the sole power to vote and the sole power to dispose of the 1,372,100 shares of Common Stock it beneficially owns. Jane


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Lewis and Joseph Lewis, as the shareholders and directors of Mandarin, Inc., may be deemed to share the power to vote and dispose of the Common Stock held by Mandarin, Inc.

         Mandarin, Inc. effected the following transactions in the Common Stock during the past 60 days, all of which were executed on the open market: 604,800 shares on December 13 at an average price of 5.3665 per share, 22,900 shares on December 14 at an average price of 5.723 per share, 350,900 shares on December 15 at an average price of 5.8665 per share, 99,000 shares on December 16 at an average price of 5.9426 per share and 29,500 shares on December 20 at an average price of 6.1928 per share.

         No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares beneficially owned by any Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Joseph Lewis and Jane Lewis have discretionary authority to vote and dispose of the shares of Common Stock owned by Mandarin.

         On August 27, 1999 Mandarin, Inc. sold 500 put contracts granting the buyer the right to sell 50,000 shares of Common Stock at 12.5 per share to Mandarin. The put contracts expire in February, 2000.

         On December 21, 1999 Mandarin sold 300 put contract granting the buyer the right to sell 30,000 shares of Common Stock at $5 per share to Mandarin. The put contracts expire May, 2000.

Item 7.  Material to Be Filed as Exhibits

         Joint acquisition statement as required by Rule 13d-1(k)(1).


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 1999                MANDARIN, INC.

                                       By: /s/ Joseph Lewis
                                       --------------------------------------
                                       Name: Joseph Lewis
                                       Title: Director



                                          /s/ Joseph Lewis
                                       --------------------------------------
                                       Joseph Lewis





                                        /s/ Jane Lewis
                                       --------------------------------------
                                       Jane Lewis